April 22, 2016
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549
Attention: Terence O'Brien, Branch Chief

RE: TAL International Group, Inc.
Form 10-K for the Year ended December 31, 2015
Filed February 29, 2016
File No. 1-32638

Dear Mr. O'Brien:
On behalf of TAL International Group, Inc., ("TAL" or the "Company"), I am writing in response to the comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 15, 2016 (the “Comment Letter”) regarding the Company’s Form 10-K for the Year ended December 31, 2015 filed February 29, 2016.
To facilitate your examination of the Reviewed Filings, the Staff’s comments are set forth below in italics, numbered to correspond to the comment numbers used in the Comment Letter and followed by the Company’s responses thereto. Unless otherwise indicated, references in the Company’s responses to page numbers refer to page numbers in the applicable Reviewed Filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015
General
1. SEC Comment #1: (Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44 , Critical Accounting Policies, page 62, Leasing Equipment, page 63) We note that you review your depreciation policy on a regular basis to determine whether changes have taken place that would suggest that a change in depreciation policies is warranted. In light of the extreme weakness in the container leasing industry, please provide us the average sales prices of used containers (in sufficiently detailed information for your major container categories) as of December 3, 2015 and support your expectations for future used container sales prices.

Response: The Company bases its residual value estimates, and other long term estimates such as useful life, on historical data trends that incorporate multiple business cycles. As part of its annual depreciation policy estimate review in 2015, the Company used sales data from the period of 2004 to 2015 as it is representative of the typical useful life of a container and reflects the cyclical nature of the global economic environment and more specifically the Company’s industry. This period includes multiple business cycles, and two periods of weak trade growth (2006 and 2009) and two periods of strong container demand (2008, 2010 - 2012). The Company believes that the 12-year historical average is the most appropriate length of time to capture the cycles of the business.

The table below shows the weighted average sales price of the Company's major equipment types from the period of 2004 to 2015.

2004 - 2015	Drys			Refrigerated	Specials
	20-foot	40-foot	40-foot high cube	40-foot high cube	40-foot flat rack	40-foot open top
W. Avg Sales Price	$1,037	$1,312	$1,600	$4,008	$1,675	$2,684

We included charts on Appendix A containing historical sales price trends compared to the residual value estimates for the Company’s four major equipment types (20 foot, 40 foot, 40 foot high cube dry containers and 40 foot high cube refrigerated containers) for the period 2004 through 2015 to further illustrate these long term historical trends that incorporate periods of both industry expansion and contraction.

The average sales price and residual value of used containers for the major equipment types in the Company’s fleet for the quarter ended December 31, 2015 are illustrated in the table below:

4th Quarter 2015	Drys			Refrigerated	Specials
	20-foot	40-foot	40-foot high cube	40-foot high cube	40-foot flat rack	40-foot open top
W. Avg Sales Price	$879	$1,090	$1,178	$3,539	$1,487	$2,585
Residual Values	1,000	1,200	1,400	3,500	1,500	2,300

During the fourth quarter of 2015, the average sales prices for most equipment types were below the Company’s residual value estimates used in its depreciation policy. However, this has only recently occurred in the fourth quarter of 2015, whereas selling prices have been above residual estimates from 2004 to the end of the third quarter of 2015. This point is further displayed by the fact that approximately $9.0 million (of the total $15.0 million for the twelve months ended December 31, 2015) of impairment loss was recorded in the fourth quarter of 2015.

The company performed regression analysis on the historical sales prices and this analysis shows a strong statistical correlation between new equipment prices and disposal sales price over that period. This statistical correlation is based on disposal data, consisting of approximately 500,000 dry container units sold between the years 2004 to 2015. The high correlation between new container prices and sales prices identified by the regression analysis enables the Company to estimate future disposal prices based on inputs of new container costs. The Company considers a reasonable estimate of future new container prices to be the historical average new container prices experienced over the last twelve years, which, as noted earlier, covers multiple business cycles including significant recessionary and expansionary periods.

The chart below shows the trend of 20-foot dry container new build prices from 2004 to 2015.

As indicated by the red dotted line in the chart above, the average new build price from 2004 to 2015 was approximately $2,000. The estimated sales price, based on this long term average new build price of $2,000 per 20 foot dry container, is as follows (a standard cost equivalent factor, or "CEU factor" is applied to 40 foot dry and 40 foot high cube dry containers):

	20DC	40DC	40HC
New Build Price	$2,000	$3,200	$3,400
Estimated Residual /Sales Price	1,032	1,268	1,467

The Company's long term historical disposal price trends and regression derived sale prices support the current residual estimates used in our depreciation policy. In addition, the sales prices have only been below our residual values since the beginning of the fourth quarter 2015, which is a very short period of time relative to the equipment’s expected life. Therefore, the Company believes that historical long term averages of both sales prices and new build prices should be relied on more heavily in determining whether to adjust long term estimates such as residual values.
The following table reflects the average age at which the Company sell containers to support the long lived nature of containers and therefore the appropriateness of basing related accounting assumptions on long term trends.

Units Sale Age
Weighted Average from 2004 to 2015
Dry Containers:	Years
20 foot dry containers	14.0
40 foot dry containers	14.3
40 foot dry high cube containers	13.5

Refrigerated Containers:
40 foot high cube containers	12.7
Generator sets	10.5

Special Containers:
40 foot flat racks	17.4
40 foot open tops	15.6
20 foot flat racks	16.8
20 foot open tops	15.1
Overall specials average	15.7

In addition to the analysis discussed above, the Company also considered and reviewed the residual values used by its public peers. As of December 31, 2015, the Company's residual value estimates are in line with, or more conservative than, our public competitors. The Company believes this is further evidence that a change is not warranted at this time.

	Residual Values
	20' Dry	40' Dry	40' Dry High Cube	40' High Cube Refrigerated
Textainer	$1,050	$1,300	$1,450	$4,500
CAI	1,050	1,300	1,650	3,500
Triton	1,000	1,200	1,400	3,250
TAL	1,000	1,200	1,400	3,500
The Company continues to monitor disposal prices for indicators of a deeper, more sustained market downturn, and if necessary, will adjust its estimates in its depreciation policy if there are indicators that the current weak market for containers will be sustained in the long-term.
2. SEC Comment #2: (Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44 , Critical Accounting Policies, page 62, Leasing Equipment, page 63) We note that if negative indicators of impairment are present, you test your container fleet for impairment by comparing its carrying value to estimated future undiscounted cash flows. We have the following comments in this regard:

•
Based on your disclosures, it is unclear whether the extreme weakness in the container leasing industry was an indicator that the carrying amount of your leasing equipment may not be recoverable. With reference to ASC 360-10-35-21, please clarify whether or not you tested these assets for recoverability as of December 31, 2015. If not, please provide support for your conclusion;

•
If you tested these assets for impairment, please refer to the guidance in ASC 360-10-35-29 through 33, and provide us with the results of your testing, including the underlying material assumptions you relied on in determining the estimates of future cash flows; and

•	Specifically address how you assessed the recoverability of the $516.6 million carrying value of your units not on lease as of December 31, 2015.

Response: During the latter half of 2015, market lease rates decreased significantly due to a large decline in steel and new container prices, together with, low leasing demand as containerized trade growth fell below expectations. The gap between expected trade growth and actual growth led to an over-supply of containers in the market, since leasing companies and shipping lines placed large orders in the beginning of 2015 in anticipation of solid trade growth. The combination of low demand and excess supply led to reduced pick-up volumes, increased drop off volumes and a steep decline in utilization. Lower new container prices and reduced leasing demand also led to an increase in disposal volumes and a decrease in sale prices for used containers. These negative performance trends indicate that the carrying value of the company’s leasing equipment may not be recoverable. Therefore, the Company performed an impairment assessment of its equipment leasing fleet as of December 31, 2015 by comparing the total expected undiscounted cash flows of each asset group to its carrying value. Asset groups were determined based on equipment types (dry containers, refrigerated containers, etc.).

In performing its analysis, the Company used conservative assumptions reflecting the weak market conditions that it is currently experiencing, such as low new equipment prices, low utilization, low per diem market rates and low sales prices. These assumptions were held constant for all periods for the remaining life of the equipment fleet, instead of assuming that conditions revert to historical long term averages which are higher. For the purposes of determining if impairment exists in its fleet, management believes that the use of conservative assumptions in its analysis is appropriate as these assumptions determine the margin by which the undiscounted cash flows exceed carrying values. If these factors were adjusted upwards based on historical trends it would result in the estimated undiscounted cash flows exceeding the carrying values by a larger margin.

The estimated undiscounted future cash flows calculated based on the material assumptions outlined below exceeded the carrying value for the equipment leasing fleet by $825 million in total. The following table details the results of the Company’s impairment analysis by equipment type (in thousands):

Asset Group	Excess Cash Flow Over Carrying Value
Dry Containers	$204,989
Refrigerated Containers	280,235
Special Containers	136,031
Chassis	102,368
Tank Containers	101,714
Total	$825,337

The material assumptions used by the Company in calculating each asset group’s future cash flows are as follows:

•
Cash flows from leasing: Containers on leases with fixed terms continue to generate cash flows until lease expiration at the contractual lease rate in effect as of December 31, 2015. Based on historical redelivery periods, the Company assumed units on hire under expired fixed term lease remain on that lease for an additional 12 months and service leases with no set lease expiration date would remain on hire for an additional 32 months.

The Company assumed that the overall fleet would maintain the December 31, 2015 utilization levels by equipment type (overall fleet utilization of 93%) for the remaining life of the fleet. This is below the average utilization of 96.5% experienced between 2004 and 2015.
Re-lease per diem rates were assumed to remain at the current low levels ($0.35 per 20 foot dry container and $0.60 per 40 foot high cube dry container) for their remaining time in the fleet. These re-lease rates are well below the average per diem rates of $0.68 per 20 foot dry container and $1.21 per 40 foot dry container during the the 2004 through 2015 period.

•
Cash flow from container disposal: The Company assumed that all containers were sold at the prices shown in the table below. These prices were conservatively set at levels below the average sale prices experienced in the fourth quarter of 2015. The following are the main assumptions by equipment type:

	Sale Age	Disposal Proceeds
Equipment Type	(at end of year)	(based on % of new equipment prices)
Dry containers (20 foot)	13 years old	$728
Dry containers (40 foot)	13 years old	$918
Dry containers (40 foot high cube)	13 years old	$1,023
Refrigerated containers (40 foot high cube)	12 years old	$3,568
Special containers (40 foot flat rack)	14 years old	$1,558
Used container selling prices for a 20 foot dry container as of December 31, 2015 was approximately $860.

•
Operating cash outflows: Operating cash outflows consist of costs to repair equipment returned from lease, costs to store the equipment when it is not on lease, and direct costs to manage and eventually dispose of the fleet throughout the on-hire and off-hire process.

We also tested the sensitivity of the significant assumptions on the projected cash flows. The purpose of this sensitivity analysis is not to determine the most reasonable set of assumptions we could have used in our cash flow projections, as management believes that the projections used in the analysis do not appear unreasonable, but as a test of the sensitivity of the model to changes in significant assumptions. In order to determine the sensitivity surrounding our assumptions, we further decreased utilization by 500 basis points, and also decreased sales prices further by 10%, noting that the conclusion per management’s analysis of no impairment would still be valid even when we stress-tested based on the aforementioned scenarios.

The $516.6 million of carrying value of units not on lease as of December 31, 2015 are not assessed separately for impairment, but are assessed for recoverability with similar container types. We manage the fleet by equipment type based on the condition, location, and age of the equipment to generate the maximum return on investment. The units currently not on hire are on average five years of age, and therefore will generate approximately eight or more years of lease revenue and disposal cash flows which are expected to exceed the cost of these containers by a sizable margin.

3. SEC Comment #3: (Equipment Held for Sale, page 64) Please provide us a listing by the categories you have identified in your filing (e.g. dry containers, refrigerated and special containers by size), as well as the respective average ages of the 50,100 units held for sale at the end of 2015, and how you determined the lower of cost of market for these containers.

Response: Per the Staff’s request, we have provided the number of units and average ages per equipment category for the 50,100 units held for sale as of December 31, 2015 in the below table:

	Units	Average Age
Dry containers	47,360	14
Refrigerated containers	320	13
Special containers	2,350	20
Chassis	70	12	*
Total	50,100	15
*Chassis identified as assets held for sale are not of sale age, however, the damages and location of a particular unit determine whether or not they will be held for sale or repaired and re-leased.

Based on the company’s historical experience, equipment sales prices depend on equipment type, location, and condition. Therefore, we estimate the market value of the containers classified as equipment held for sale based on recent sales activity for each unit by equipment type, location, and condition.
The Company segregates containers held for sale into 11 separate regions globally in which equipment held for sale is located (i.e. North Asia, Southeast Asia, Mediterranean, North Europe, South America, etc.). Within these regions the containers held for sale are further segmented by condition based on the systematic grading performed by the companies third party depots. The third party depot facilities survey the units and grade them based on the dollar amount needed to return the unit to leasable condition. Units that have heavy damage generate less sale proceeds than a lightly damaged unit. The carrying value of segmented held for sale containers are then compared to recent sales prices of similarly segmented containers and if the carrying values are above the recent sales experience, an impairment charge is recorded.
The estimated fair value, which includes selling costs, is compared to the units carrying value and if the estimated market value is lower, the units are written down to the lower market value.
4. SEC Comment #4: (Goodwill, page 65) We note that the annual impairment test is conducted by comparing the Company’s carrying amount to the fair value of the Company using a market capitalization approach. In light of your fourth quarter high and low sales price of your common stock, please tell us how you determined your market capitalization, and clarify by how much it exceeded your carrying value. If your market capitalization did not exceed your carrying value, please tell us the underlying assumptions you utilized in the second step of your impairment test.

Response: As of the assessment date, October 31, 2015, the Company conducted its annual goodwill impairment test using a market capitalization approach.

When performing Step 1 of the goodwill impairment test, the estimated fair value, inclusive of a control premium of 24%, resulted in a market capitalization of $673.8 million, indicating no impairment of goodwill, as the market capitalization exceeded the carrying value by $8.2 million. The Company acknowledges that the market price of a single non-controlling share of common stock and the associated market capitalization of a reporting unit with publicly traded equity securities may not be representative of the fair value of the reporting units as a whole. As noted in ASC 350-20-35-23, substantial value may arise from an acquirer’s ability to take advantage of synergies and other benefits that result from its control over a company. Therefore, the fair value considered the effect of a control premium in measuring the fair value of a reporting unit, as contemplated by ASC 350.

The Company acknowledges that the Company’s market capitalization is considered in two ways under ASC 350-20. The first is as an indicator of possible impairment of goodwill. The second is as a corroborative source of market information that is utilized to verify that the values used in Step 1 and Step 2, if necessary, of the goodwill impairment analysis are reasonable. The recent decline in a Company’s stock price may suggest that the fair value of one or more reporting units has fallen below their carrying amounts. To assess whether the decline in market capitalization is an indicator that it is more likely than not that goodwill is impaired, the Company utilized the Income Approach, specifically the Discounted Cash Flow (DCF) method, which is commonly used in the valuation industry and is appropriate valuing reporting units for ASC 350 purposes. The discounted cash flow method resulted in an estimated fair value of approximately $716.4 million, which was $51.4 million, or 7.7%, higher than carrying value.

While the Company determined its market capitalization using a point-in-time market price as of the date of its goodwill impairment assessment, the Company considered the recent trends in its stock price and considered a range of dates used to determine enterprise market capitalization based on Company specific factors, including volatility. Specifically, the Company considered a 3-month average ($16.79) which it was noted that it approximated the spot rate as of the assessment date of $16.30. Considering the significant decline and volatility in the Company’s stock, the use of an average greater than 3-months would not be appropriate and would not be indicative of the Company’s market capitalization.

Based on the above assessment, including sources of available contrary evidence, the first step of the goodwill impairment test, used to identify potential impairment, it was determined that the fair value of the reporting units exceeds the carrying amount, goodwill of the reporting unit is considered not impaired; thus, the second step of the impairment test was considered unnecessary.

As a final corroboration as to the identification of potential impairment under Step 1 of the goodwill impairment test and in consideration potential sources of contrary evidence, the Company also considered the implied fair value of the goodwill determined by assigning the fair values of the reporting units to all of the assets and liabilities of that units as if the reporting units had been acquired in a business combination. On November 9, 2015, TAL International Group Inc. (TAL) and Triton Container International Limited (Triton) entered into the transaction agreement providing for the combination (mergers) of TAL and Triton. Triton has been treated as the acquirer in the mergers for accounting purposes. As such, the Company’s assets and liabilities were estimated at their fair values. As shown in the Triton International Limited Amendment No. 1 to Form S-4 filed on February 5, 2016, the resulting effect was the fair value of the entity was approximately $90.6 million, or 21.6% greater than the values assigned to the net identifiable assets of the Company.

5. SEC Comment #5: (Goodwill, page 65) Please tell us and disclose the discount rates and perpetual growth rates that were used in your discounted cash flow valuation models.

Response: Per the Staff's request, the Company used a discount rate of 12.0% and a perpetual growth rate of 1.5% in its discounted cash flow valuation model, determined based on input from third party valuation experts.

We have revised our disclosure regarding Goodwill critical accounting policies in the Management’s Discussion and Analysis as follows to disclose the discount rate and perpetual growth rates used in the discounted cash flow valuation model. We have underlined the revisions below:
“The annual impairment test is conducted by comparing ~~the Company's carrying amount to the fair value of the Company using a market capitalization approach~~ fair value of the reporting units as compared with its carrying amount. The Company considers its market capitalization as a corroboration. Given the recent decline in the Company's market capitalization, the Company also assessed the fair value of its reporting units based on a discounted cash flow valuation model. The key assumptions applied to the cash flow projections were a discount rate~~s~~ of 12.0%, new container prices, near-term revenue growth rates, and a perpetual growth rate~~s~~ of 1.5%. These assumptions contemplated business, market and overall economic conditions. Based on the results of this testing, the Company determined that the fair values of each of its reporting units exceeded their respective carrying amounts. Furthermore, management performed sensitivity analyses on the fair values resulting from the discounted cash flow valuation models utilizing more conservative assumptions that reflect reasonably likely future changes in the discount rates and perpetual growth rates in each of the reporting units. The discount rates were increased by ~~200~~100 basis points with no impairment indicated. The perpetual growth rates were decreased by 100 basis points with no impairment indicated. The above sensitivity analyses, while useful, should not be used as a sole predictor of future potential impairment. A thorough analysis of all the facts and circumstances existing at that time would need to be performed to determine if recording an impairment loss would be appropriate.
If the carrying value of the entity exceeds its ~~market capitalization~~ fair value, then a second step would be performed that compares the implied fair value of goodwill with the carrying amount of goodwill. The determination of the implied fair value of goodwill would require management to compare the estimated fair value of the reporting units to the estimated fair value of the assets and liabilities of the reporting units. Any excess fair value represents the implied fair value of goodwill. To the extent that the carrying amount of goodwill exceeds its implied fair value, an impairment loss would be recorded. Based on our annual review of goodwill, conducted in the fourth quarter of 2015, no impairment of goodwill existed."
This revised disclosure will be incorporated into the company’s 10K/A, expected to be filed on or about April 22, 2016.
In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

We hope that the Company’s responses adequately address the Staff’s comments. If you have questions on this letter or need further assistance, please do not hesitate to call me at (914) 697-2877.

Very truly yours,

By:	/s/ John Burns
Name:	John Burns
Title:	Senior Vice President and Chief Financial Officer
cc: Brian Sondey, TAL International Group, Inc.

Appendix A
Historical Sales Prices versus Company’s Residual Value Policy

20DC Residual Values vs. Average Sale Prices
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
USD
04 Q1
04 Q3
05 Q1
05 Q3
06 Q1
06 Q3
07 Q1
07 Q3
08 Q1
08 Q3
09 Q1
09 Q3
10 Q1
10 Q3
11 Q1
11 Q3
12 Q1
12 Q3
13 Q1
13 Q3
14 Q1
14 Q3
15 Q1
15 Q3
20DC Avg. Price, Net of Pre-Sale
20DC Residual Value

40DC Residual Values vs. Average Sale Prices
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
USD
04 Q1
04 Q3
05 Q1
05 Q3
06 Q1
06 Q3
07 Q1
07 Q3
08 Q1
08 Q3
09 Q1
09 Q3
10 Q1
10 Q3
11 Q1
11 Q3
12 Q1
12 Q3
13 Q1
13 Q3
14 Q1
14 Q3
15 Q1
15 Q3
40DC Avg. Price, Net of Pre-Sale
40DC Residual Value

40HC Residual Values vs. Average Sale Prices
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
USD
04 Q1
04 Q3
05 Q1
05 Q3
06 Q1
06 Q3
07 Q1
07 Q3
08 Q1
08 Q3
09 Q1
09 Q3
10 Q1
10 Q3
11 Q1
11 Q3
12 Q1
12 Q3
13 Q1
13 Q3
14 Q1
14 Q3
15 Q1
15 Q3
40HC Avg. Price, Net of Pre-Sale
40HC Residual Value

40HR Residual Values vs. Average Sale Prices
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
USD
04 Q1
04 Q3
05 Q1
05 Q3
06 Q1
06 Q3
07 Q1
07 Q3
08 Q1
08 Q3
09 Q1
09 Q3
10 Q1
10 Q3
11 Q1
11 Q3
12 Q1
12 Q3
13 Q1
13 Q3
14 Q1
14 Q3
15 Q1
15 Q3
40HR Avg. Price, Net of Pre-Sale
40HR Residual Value